SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

2010 CORPORATE CALENDAR OF EVENTS

Company Name	Net Serviços de Comunicação S.A.
Central Office Address	Rua Verbo Divino. 1356
Internet Site	www.netservicos.com.br
Director of Investors Relations	Name: José G. Felix E-mail: ri@netservicos.com.br E-mail 2: marcio.miyakava@netservicos.com.br Phone: +55 (11) 2111-2785 Fax: +55 (11) 2111-2780
Publications (and locality) in which its corporate documents are published	Valor Econômico e Diário Oficial do Estado de São Paulo (DOESP)
The Company is subject to the arbitration of the Market Arbitration Chamber pursuant to the arbitration clause in the Company’s Bylaws

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2009
EVENT	DATE
Accessible to Stockholders	02/10/2010
Publication	02/10 /2010
Submission to BM&FBOVESPA	02/10/2010

Standardized Financial Statement (DFP), as of 12/31/2009
EVENT	DATE
Submission to BM&FBOVESPA	02/10/2010

Annual Financial Statement and Consolidated Financial Statement, when applicable, according the international standards as of 12/31/2009.
EVENT	DATE
Submission to BM&FBOVESPA	02/10/2010

Reference Form for the current fiscal year (12/31/2010)
EVENT	DATE
Submission to BM&FBOVESPA	06/30/2010

Quarterly Financial Statement – ITR

EVENT	DATE
Submission to BM&FBOVESPA
• Referring to 1st quarter of 2010	04/28/2010
• Referring to 2nd quarter of 2010	07/20/2010
• Referring to 3rd quarter of 2010	10/27/2010
• Referring to 4th quarter of 2010	02/09/2011

1

Quarterly Financial Statements in English or according to International Standards

EVENT	DATE
Submission to BM&FBOVESPA
• Referring to 1st quarter of 2010 • Referring to 2nd quarter of 2010 • Referring to 3rd quarter de 2010	04/28/2010 07/20/2010 11/16/2010
• Referring to 4th quarter de 2010	02/09/2011

Scheduled Ordinary Shareholders Meeting

EVENT	DATE
Publication of the Call Notice	DOESP and Valor April 13,14 and 15, 2010
Submission of the Call Notice to BM&FBOVESPA accompanied by the Administrative Proposal, when available	04/15/2010
Ordinary Shareholders Meeting	04/30/2010
Submission of the Minutes of the Ordinary Shareholders Meeting to BM&FBOVESPA	04/30/2010

Scheduled Extraordinary Shareholders Meeting

EVENT	DATE
Publication of the Call Notice	DOESP: November 12,13 and 16 and Valor: November 12,15 and 17, 2010
Submission of the Call Notice to BM&FBOVESPA accompanied by the Administrative Proposal, when available	11/12/2010
Extraordinary Shareholders Meeting	11/30/2010
Submission of the Minutes of the Extraordinary Shareholders Meeting to BM&FBOVESPA	11/30/2010

Public Meeting with Analysts

EVENT	DATE
São Paulo - APIMEC Venue: Caesar Park Business Faria Lima Rua Olimpíadas, 205 - Vila Olimpia – Sala 2 Time: 08:30 a.m. (Brasilia time)	05/06/2010
Rio de Janeiro - APIMEC Venue: JW Marriott Hotel Av. Atlântica, 2600 - Sala Wayana Time: 09:00 a.m. (Brasilia time)	05/07/2010

Board of Directors’ Meeting

EVENT	DATE
Board of Directors’ Meeting to Approve the 4Q09 Results	02/09/2010
Submission of the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA	02/09/2010

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 11, 2011

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.